EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 Nos. 333-81801, 333-78125, 333-45542 and 333-104048) pertaining to the Republic Services 401(k) Plan, 1998 Stock Incentive Plan, Republic Services, Inc. Amended and Restated Employee Stock Purchase Plan, and Republic Services, Inc. Amended and Restated 1998 Stock Incentive Plan, respectively, of our reports dated February 21, 2007, with respect to the consolidated financial statements and schedule of Republic Services, Inc., Republic Services, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Republic Services, Inc., included in the Annual Report (Form 10-K) for the year ended December 31, 2006.

/s/  Ernst & Young LLP
Certified Public Accountants

Fort Lauderdale, Florida
February 21, 2007